EXHIBIT 1

                                 [TRANSLATION]

                                                                 August 18, 2009

SECURITIES AUTHORITY      TEL AVIV STOCK EXCHANGE
www.isa.gov.il            www.tase.co.il

               IMMEDIATE REPORT CONCERNING A SENIOR EXECUTIVE WHO
                         CEASED TO SERVE IN HIS CAPACITY

Regulation 34(a) of the Securities Regulations (Periodic and Immediate Reports) 1970 NOTE: Pursuant to Regulation 34(d) of the Securities Regulations (Periodic and Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. First name: Nathan
Family name: Dekel
Type of identification number: Identity Card
Identification number: 050591098
Type of citizenship: Israeli

2. The capacity that was ceased: Officer directly reporting to the GM; Member of Management and Operations Manager

3. The date on which the service ceased or will cease: August 31, 2009 The date on which the service began: August 8, 1990

4. According to the best of the knowledge of the company, the cessation DOES NOT entail circumstances that need to be brought to the knowledge of the holders of securities of the company.

NOTE: If the cessation entails circumstances that need to be brought to the knowledge of the holders of securities of the company, give details.

5. The manner of the cessation: Other; by consent of the parties in light of the reduction in the Bank's activities.

6. The capacity in which the senior executive will continue to serve in the company: None

7. Will the senior executive continue after the cessation to be:

     a.   An Interested Party: No

     b.   A Senior Executive: No If yes, give details

8. Was the director who ceased to serve an accounting and financial expert? :
N/A

9. The following is the text of the resignation of an Outside Director and the circumstances of the resignation:

NOTE: To be answered only when an Outside Director has resigned.

10. The date and time that the company was first made aware of the matter dealt in the Report: August 18, 2009 at 12:00 PM.